Exhibit 5

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS FIRST QUARTER 2010 RESULTS
Toronto, ON — May 6, 2010... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months ended March 31, 2010. All amounts in this release are in U.S. dollars unless otherwise indicated. For a more detailed discussion of the Company’s financial results, see management’s discussion and analysis (“MD&A”), a copy of which is attached to this release.
Financial Highlights
•	Revenue was $22 million for the three months ended March 31, 2010.
•	Net loss was $9.1 million ($0.03 per share) for the three months ended March 31, 2010.
•	Cash flow from operations was $357,000 for the three months ended March 31, 2010.
•	At period end the Company was debt-free and had a cash balance of $13 million, working capital of $71 million and portfolio investments with a market value of $13,023,000.
Operating Highlights
•	The 2010 winter program on the 60% owned Wheeler River property continued to significantly expand the high-grade Phoenix deposit.
•	Denison’s production for the quarter totaled 307,000 pounds U3O8.
•	Uranium sales were 267,000 pounds U3O8 at an average price of $56.27 per pound.
•	Vanadium sales totaled 153,000 pounds FeV at an average price of $12.55 per pound or $5.82 per pound V2O5 equivalent.
•
At March 31, 2009 the Company had 525,000 pounds U3O8 and 422,000 pounds V2O5 and 36,000 pounds FeV in inventory available for sale. Based on current spot market prices, this inventory had a value of $25 million.

•	In Zambia, the Company was granted mining licences for its Mutanga and Dibwe projects with a 25-year term.
Revenue
Uranium sales revenue for the first quarter was $15,009,000. Sales from U.S. production were 210,000 pounds U3O8 at an average price of $56.30 per pound, and from Canadian production were 56,700 pounds U3O8 at an average price of $56.23 per pound.
Uranium sales revenue in the first quarter of 2009 totaled $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound and from Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound.
During the three months ended March 31, 2010, the Company sold 153,000 pounds of ferrovanadium (“FeV”) at an average price of $12.55 per pound or $5.82 per pound V2O5 equivalent. Total vanadium sales revenue was $1,917,000. No vanadium was sold in the first quarter of 2009.
Revenue from Denison’s environmental services division was $3,684,000 for the three months ended March 31, 2010 compared to $1,344,000 in the comparable 2009 period. The increase in revenue is due to the increased activity related to the Company’s contract with the Yukon government for site maintenance and water treatment for the FARO mine site in Yukon which the Company commenced work on in March 2009. Revenue from the management contract with Uranium Participation Corporation was $1,302,000 for the three months ended March 31, 2010 compared to $295,000 in the same period in 2009. The increase is due to transaction fees received in the first quarter of 2010.

Operating Expenses
Canadian Operations
The McClean Lake Joint Venture produced 886,000 pounds U3O8 for the three months ended March 31, 2010 compared with 745,000 pounds U3O8 for the three months ended March 31, 2009. Denison’s 22.5% share of production totaled 199,000 for the 2010 period compared to 168,000 pounds for the 2009 period.
Production costs1 in Canada were $30.22 per pound U3O8 for the quarter ending March 31, 2010. For the comparable period in 2009, the production costs were $31.08 per pound U3O8.
Inventory available for sale from Canadian production was 485,000 pounds U3O8 at March 31, 2010.
U.S. Operations
At the White Mesa mill, processing of conventional ore resumed in March, 2010 while processing alternate feed material continued. Production from alternate feed material in the three months ended March 31, 2010 was 108,000 pounds U3O8. No vanadium was produced in the quarter.
At March 31, 2010, a total of 200,000 tons of conventional ore was stockpiled at the mill containing approximately 845,000 pounds U3O8 and 4,118,000 pounds V2O5. The Company also has approximately 498,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at March 31, 2010.
U.S. production costs1 for the three months ended March 31, 2010 were $53.56 per pound U3O8. Costs for the quarter are higher than the expected average for the year because of start-up costs for conventional ore processing incurred in March 2010. Production costs were $71.95 per pound U3O8 in the three months ended March 31, 2009.
Inventory available for sale from U.S. production was 40,000 pounds U3O8 and 422,000 pounds V2O5 and 36,000 pounds FeV at March 31, 2010.
Other
Operating costs for the three months ended March 31, 2010 include a recovery of $2,752,000 (2009 - an expense of $1,224,000) relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating expenses also include costs relating to Denison’s environmental services division amounting to $3,416,000 in the three month period ended March 31, 2010 and $1,354,000 in the comparable period in 2009.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended March 31, 2010 exploration expenditures totaled $1,685,000 compared to $2,077,000 for the three months ended March 31, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by Areva Resources Canada Inc. (“ARC”), as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,416,000 of which $1,404,000 was expensed in the statement of operations for the three months ended March 31, 2010. For the three months ended March 31, 2009, Canadian exploration spending totaled $2,214,000 of which $1,856,000 was expensed.
The 2010 winter program at the Phoenix uranium deposit on the 60% owned Wheeler River property has extended the strike length of the high-grade zone to over 250 metres and remains open in either direction. The last two drill holes of the winter season, at the farthest northeast location tested to date, intersected the strongest sandstone and basement alteration yet observed at Phoenix. In addition, these two holes intersected a silicified cap, which is a unique characteristic feature that overlies the mineralization at McArthur River. Based on drilling results to date, this deposit is at least the fifth largest deposit discovered in the Athabasca basin.

[1]
Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excluding depreciation and amortization.

In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licenses are for a period of twenty-five years.
Liquidity
The Company had cash and cash equivalents of $13,020,000 at March 31, 2010, trade and other receivables of $16,301,000 and portfolio investments with a market value of $13,023,000. The Company has in place a revolving credit facility of $60,000,000. The facility expires on June 30, 2011. Bank indebtedness under the facility at March 31, 2010 was nil; however, $9,547,000 of the line is used as collateral for certain letters of credit.
Outlook for 2010
Mining and Production
•	2010 uranium production is expected to total 1.6 million pounds U3O8 and vanadium production is estimated to total 2.8 million pounds V2O5.
•
Uranium sales are expected to remain as originally projected at 1.8 million pounds U3O8, but vanadium sales are slightly lower at 3.2 million pounds V2O5 in 2010 due to the lower than anticipated first quarter sales. Uranium prices have declined, while vanadium prices have strengthened. As a result the Company expects to achieve an average realized uranium price of $49.08 per pound, based on an assumed long term price of $59.00 per pound and a spot price of $42.00 per pound U3O8 for the remainder of the year. Vanadium revenue is expected to be $20.8 million based on an assumed price of $6.50 per pound V2O5 for the remainder of the year.

•
The cost of production in Canada is expected to average $32.65 per pound U3O8. The cost of production in the U.S. is expected to be $35.52 per pound U3O8 net of vanadium credits. The cost of production is estimated using the proposed costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period excluding amortization and depreciation.

•	Capital expenditures for 2010 at the Company’s operations are estimated at $18.4 million, which is up from original projections due to cost increases for tailings Cell 4B at the White Mesa mill.
•	In 2010 Denison will participate in exploration programs on properties in Canada and the United States. Denison’s share of spending on these programs is expected to be approximately $5.3 million.
•
Development spending will total $8.7 million in 2010 of which $5.0 million will be incurred on the Zambian and Mongolian projects. The remainder will be spent on Denison’s U.S. and ARC operated Canadian projects and on evaluation of acquisitions.

Conference Call
Denison is hosting a conference call on Friday, May 7, 2010 starting at 8:30 A.M. (Toronto time) to discuss the first quarter 2010 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-340-8061. A recorded version of the conference call will be available by calling 416-695-5800 (password: 2383807) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Additional information on Denison is available on SEDAR at www.sedar.com and on the Company’s website at www.denisonmines.com.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.

For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s MD&A dated March 11, 2010, its Annual Information Form dated March 19, 2010, all of which are available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems, the ability of Denison to meet its obligations to its creditors, the potential influence of or reliance upon a business partner, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Qualified Person
The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 6, 2010 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2010. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with uranium production in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed conventional uranium mills currently operating in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED QUARTERLY FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2010 and 2009.

	Three Months	Three Months
	ended	ended
	March 31	March 31
(in thousands)	2010	2009

Results of Operations:
Total revenues	$21,975	$21,998
Net loss	(9,089)	(1,327)
Basic and diluted loss per share	(0.03)	(0.01)

	As at	As at
	March 31,	December 31,
	2010	2009

Financial Position:
Working capital	$71,146	$75,578
Investments	13,023	10,605
Property, plant and equipment	706,294	691,039
Total assets	887,576	867,981
Total long-term liabilities	$130,242	127,931
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $9,089,000 ($0.03 per share) for the three months ended March 31, 2010 compared with net loss of $1,327,000 ($0.01 per share) for the same period in 2009.
Revenues
Uranium sales revenue for the first quarter was $15,009,000. Sales from U.S. production were 210,000 pounds U3O8 at an average price of $56.30 per pound. Sales from Canadian production were 56,700 pounds U3O8 at an average price of $56.23 per pound.
Uranium sales revenue in the three months ended March 31, 2009 totaled $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound. Sales from Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in 2006 totaled $528,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
During the three months ended March 31, 2010, the Company sold 153,000 pounds of ferrovanadium (“FeV”) at an average price of $12.55 per pound or $5.82 per pound V2O5 equivalent. Total vanadium sales revenue was $1,917,000. No vanadium was sold in the same period in 2009.
Revenue from the environmental services division for the three months ended March 31, 2010 was $3,684,000 compared to $1,344,000 in the same period in 2009. The increase in revenue is related to the Company’s contract with the Yukon government for site maintenance and water treatment services for the Faro mine site in Yukon which the Company commenced work on in March, 2009. Revenue from the management contract with UPC was $1,302,000 compared to $295,000 in 2009. The increase is due to transaction fees received in the first quarter of 2010.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 886,000 pounds U3O8 for the three months ended March 31, 2010 compared with 745,000 pounds U3O8 for the three months ended March 31, 2009. Denison’s 22.5% share of production totaled 199,000 pounds for the 2010 period and 168,000 pounds for the 2009 period.
Canadian production costs1 for the first quarter were $30.22 (CDN$31.43) per pound U3O8 compared to $31.08 (CDN$38.69) per pound U3O8 for the first quarter of 2009.
Inventory from Canadian production was 485,000 pounds U3O8 at March 31, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG is challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The initial hearing on this matter is scheduled for early June, 2010. The operations should not be affected by the legal proceedings; however, an adverse decision by the court could have an impact on the timing of the Company’s future production.
At the White Mesa mill processing of conventional ore resumed in March 2010 while processing of alternate feed material continued. Production from alternate feed material in the three months ended March 31, 2010 was 108,000 pounds U3O8. No vanadium was produced in the quarter.
At March 31, 2010, a total of 200,000 tons of conventional ore was stockpiled at the mill containing approximately 845,000 pounds U3O8 and 4,118,000 pounds V2O5. The Company also had approximately 498,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at March 31, 2010.
U.S. production costs1 for the three months ended March 31, 2010 were $53.56 per pound U3O8. Costs for the quarter are higher than the expected average for the year because of start-up costs for conventional ore processing incurred in March 2010. Production costs were $71.95 per pound U3O8 in the three months ended March 31, 2009.
Inventory available for sale from U.S. production was 40,000 pounds U3O8 and 422,000 pounds V2O5 and 36,000 pounds FeV at March 31, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club and Kaibab Band of Paiute Indians (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM

[1]
Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 Mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed. On April 8, 2010, the Plaintiffs filed a motion requesting preliminary injunctive relief. The BLM and Denison are currently preparing their responses to the request for an injunction, which will be considered by the court at a hearing on June 11, 2010. The court is expected to issue a ruling within 30 days of the hearing. If the motion for preliminary injunctive relief is granted, the Company will likely be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. If the motion for preliminary injunctive relief is denied, the Company will be allowed to continue operating until the court issues a ruling on the merits of this matter, which is expected to occur by December 2010. If the Plaintiffs are successful on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining, whether as a result of a preliminary injunction or a decision on the merits, could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization for construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA recently has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act EPA may issue an order requiring compliance with the requirements, issue an order assessing an administrative penalty of up to $37,500 per day (not to exceed a $200,000 total penalty) or bring a civil action for injunctive relief and or penalties. EPA has not issued an order or brought civil enforcement action at this time. Denison is working with EPA and ADEQ to sort out the jurisdictional and legal issues raised by EPA, and will make any applications determined to be appropriate in order to resolve this issue.
Other
Operating costs for the period include a recovery of $2,752,000 (2009 — an expense of $1,224,000) relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to the DES division amounting to $3,416,000 in 2010 and $1,354,000 in 2009.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $234,000 for the three months ended March 31, 2010 compared with $353,000 for the same period in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Corporation Capital Tax Act (Saskatchewan). The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. It is likely that Denison will pay tiered royalties in 2010. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended March 31, 2010 exploration expenditures totaled $1,685,000 as compared to $2,077,000 for the three months ended March 31, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by Areva Resources Canada Inc. (“ARC”) as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,416,000 of which $1,404,000 was expensed in the statement of operations for the three months ended March 31, 2010. For the three months ended March 31, 2009, Canadian exploration spending totaled $2,214,000 of which $1,856,000 was expensed.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The 2010 winter program at the Phoenix uranium deposit on the 60% owned Wheeler River property has extended the strike length of the high-grade zone to over 250 metres and remains open in either direction. In addition, the last two drill holes of the winter season, at the farthest northeast location tested to date, intersected the strongest sandstone and basement alteration yet observed at Phoenix. In addition, these two holes intersected a silicified cap, which is a unique characteristic feature that overlies the mineralization at McArthur River. Based on drilling results to date, this deposit is at least the fifth largest deposit discovered in the Athabasca basin.
Exploration expenditures of $278,000 for the three months ended March 31, 2010 ($217,000 for the three months ended March 31, 2009) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will attempt to apply the new law to the GSJV, in light of the GSJV’s Mineral Agreement.
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licenses are for a period of twenty-five years.
General and Administrative
General and administrative expenses totaled $3,255,000 for the three months ended March 31, 2010 compared with $4,322,000 for the three months ended March 31, 2009. The decrease is primarily due to decreased personnel expenses during the quarter. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totaled $395,000 for the three months ended March 31, 2010 compared to $167,000 for the three months ended March 31, 2009.
Other Income and Expenses
Other income (expense) totaled ($4,839,000) for the three months ended March 31, 2010 compared with $5,627,000 for the three months ended March 31, 2009. This consists primarily of foreign exchange movements, interest income and investment disposal gains. Foreign exchange losses totaled $4,993,000 for the three months ended March 31, 2010 compared to foreign exchange gains of $6,383,000 in March, 2009.
Other income (expense) included interest incurred on Company indebtedness of $6,000 for the three months ended March 31, 2010.
Income Taxes
The Company has provided for a future tax recovery of $1,157,000. The future tax recovery includes $695,000 in previously unrecognized Canadian tax assets.
OUTLOOK FOR 2010
Uranium prices have weakened since Denison prepared its original budget for 2010 and as a result the Company is now assuming a spot price of $42.00 per pound U3O8 and a long-term price of $59.00 per pound U3O8 for the remainder of 2010.
The drop in uranium prices is offset somewhat by a strengthening of vanadium prices and the Company is now assuming a price of $6.50 per pound V2O5. Foreign exchange rates is assumed at a rate of US$1.00 = CDN $1.00 for the balance of the year.
Mining Operations
Denison’s uranium production is expected to be unchanged at approximately 1.6 million pounds U3O8 in 2010. Vanadium production is also expected to be unchanged at approximately 2.8 million pounds V2O5.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Although both uranium and vanadium sales volumes were lower than expected in the first quarter, sales volumes are expected to remain at 1.8 million pounds U3O8 and be down slightly to 3.2 million pounds V2O5. Based on the uranium prices noted above and what was achieved in the first quarter, the Company expects to achieve an average realized price of $49.08 per pound U3O8 sold. Mining revenue is forecast to be approximately $110 million of which $20.8 million is expected to be vanadium sales.
The cost of production in Canada is expected to average $32.65 per pound U3O8. The McClean Lake joint venture has decided to shut down the McClean Lake mill starting in July 2010 until new feed sources are available. The stand-by costs to Denison are expected to be negligible as most of them will be paid for by the Cigar Lake joint venture. The cost of production in the U.S. is expected to be $35.52 per pound U3O8 net of vanadium credits. The cost of production is calculated using the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excludes amortization and depreciation.
Total operating capital expenditures are projected now to be approximately $18.4 million, due to increases in the costs of tailings Cell 4B at the White Mesa mill.
Business Development
In 2010 Denison will participate in exploration programs on ten properties in Canada and the United States. Denison’s spending on these programs will be approximately $5.3 million of which $4.3 million will be spent in Canada. The most significant of these programs continues to be on the Phoenix deposit on the Wheeler River property in Saskatchewan. A 29 hole, 14,500 metre summer drill program is scheduled to begin in early June and will focus on further expanding the Phoenix deposit, and in particular drilling on the significant new zone of alteration to the northeast.
In the United States, work will be carried out on the Beaver and Pandora mine properties, once permits are received, at a cost of $1.0 million in an effort to outline new resources to extend the mine life of the existing operations on these properties.
Development spending will total $8.7 million in 2010 of which $5.0 million will be incurred on the Zambian and Mongolian projects and to develop a longer term strategy for these assets and their development. The remainder will be spent on Denison’s U.S. and ARC operated projects and on evaluation of acquisitions.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $13,020,000 at March 31, 2010 compared with $19,804,000 at December 31, 2009. The decrease of $6,784,000 was due primarily to expenditures of $7,324,000 on property, plant and equipment.
Net cash provided by operating activities of $357,000 during the three months ended March 31, 2010 is comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase in accounts payable and accrued liabilities of $4,818,000, an increase of $2,935,000 in inventories and an increase of $2,245,000 in trade and other receivables. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods.
Net cash used in investing activities was $6,854,000 consisting primarily of expenditures on property, plant and equipment of $7,324,000 less proceeds from the sale of investments of $198,000.
Net cash used in financing activities totaled $320,000 consisting primarily of repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $6,784,000 during the period.
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and (ii) 50% of positive net Income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the third requiring the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility expires on June 30, 2011. There is currently no debt outstanding under this credit facility; however $9,547,000 of the line is currently used as collateral for certain letters of credit.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The borrower under the credit facility is the Company’s subsidiary, DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of a business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
(in thousands)	2010	2009

Management fees	340	295
Commission and transaction fees	962	—

Total	$1,302	$295

At March 31, 2010, accounts receivable includes $149,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. One representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At May 6, 2010, there were 339,720,415 common shares issued and outstanding, stock options to purchase a total of 6,806,140 common shares and warrants to purchase a total of 6,408,000 common shares, for a total of 352,934,555 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”) effective January 1, 2010:
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.
CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing for 2010.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
Evaluation and selection of accounting policies was a main focus of the IFRS efforts for the first quarter 2010. Management identified several areas where decisions were required to select between accounting policy alternatives and/or whether to apply exemptions available to first-time adopters under IFRS1. Recommendations have been developed for all of these areas and have been reviewed by management. These recommendations will form the basis for the development of the opening IFRS balance sheet. For the second and third quarter of 2010, efforts will be directed towards preparation of the IFRS opening balance sheet as at for January 1, 2010 and the preparation of 2010 financial information that is in compliance with IFRS standards. Management is considering alternative approaches for recording the IFRS compliant financial applications, which will include a combination of using the current financial system application and some end-user computing tools.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other work that is underway includes analysis of additional financial statement disclosures, review of information system and internal control changes required, and additional training required for key personnel.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 19, 2010 and in the Company’s annual MD&A dated March 11, 2010 available at www.sedar.com and Form 40-F available at www.sec.gov.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.

DENISON MINES CORP.
Consolidated Balance Sheets
(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31	At December 31
	2010	2009

ASSETS
Current
Cash and cash equivalents	$13,020	$19,804
Trade and other receivables (Note 3)	16,301	13,773
Inventories (Note 4)	57,218	52,216
Prepaid expenses and other	1,181	1,607

	87,720	87,400

Inventories — ore in stockpiles (Note 4)	1,716	1,530
Investments (Note 5)	13,023	10,605
Prepaid expenses and other	248	287
Restricted cash and investments (Note 6)	21,412	21,656
Property, plant and equipment (Note 7)	706,294	691,039
Intangibles (Note 8)	4,371	4,436
Goodwill (Note 9)	52,792	51,028

	$887,576	$867,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,498	$9,508
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	394	380
Reclamation and remediation obligations (Note 11)	778	752
Debt obligations (Note 12)	581	869
Other long-term liabilities (Note 13)	323	313

	16,574	11,822

Deferred revenue	3,187	3,187
Provision for post-employment benefits (Note 10)	3,573	3,426
Reclamation and remediation obligations (Note 11)	17,306	17,154
Debt obligations (Note 12)	186	195
Other long-term liabilities (Note 13)	1,084	1,051
Future income tax liability (Note 23)	104,906	102,918

	146,816	139,753

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	849,135	849,488
Share purchase warrants (Note 15)	5,830	5,830
Contributed surplus (Note 16 and 17)	40,317	39,922
Deficit	(251,583)	(242,494)
Accumulated other comprehensive income (Note 18)	97,061	75,482

	740,760	728,228

	$887,576	$867,981

Issued and outstanding common shares (Note 14)	339,720,415	339,720,415

Commitments and contingencies (Note 24)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Operations
(Unaudited — Expressed in thousands of U.S. dollars except for per share amounts)

	Three Months Ended
	March 31	March 31
	2010	2009

REVENUES (Note 20)	$21,975	$21,998

EXPENSES
Operating expenses (Note 19)	21,813	25,369
Sales royalties and capital taxes	234	353
Mineral property exploration	1,685	2,077
General and administrative	3,255	4,322
Stock option expense (Note 17)	395	167

	27,382	32,288

Loss from operations	(5,407)	(10,290)
Other income (expense) (Note 19)	(4,839)	5,627

Loss before taxes	(10,246)	(4,663)

Income tax recovery (expense) (Note 23):
Current	—	1,308
Future	1,157	2,028

Net loss for the period	$(9,089)	$(1,327)

Net loss per share:
Basic	$(0.03)	$(0.01)
Diluted	$(0.03)	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic	339,720	221,254
Diluted	339,720	221,254
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2010	2009

Share capital
Balance at beginning of period	$849,488	$666,278
New shares issued-net of issue costs	—	36,927
Renunciation of flow-through share liabilities	(353)	(1,824)

Balance at end of period	$849,135	$701,381

Share purchase warrants
Balance at beginning of period	$5,830	$11,728
Warrant expiries	—	—

Balance at end of period	$5,830	$11,728

Contributed surplus
Balance at beginning of period	$39,922	$30,537
Stock-based compensation expense	395	167

Balance at end of period	$40,317	$30,704

Deficit
Balance at beginning of period	$(242,494)	$(95,482)
Net loss for the period	(9,089)	(1,327)

Balance at end of period	$(251,583)	$(96,809)

Accumulated other comprehensive income (loss)
Balance at beginning of period	$75,482	$(4,709)
Unrealized gain on investments change-net of tax	2,144	396
Foreign currency translation change	19,435	(14,090)

Balance at end of period	$97,061	$(18,403)

Total shareholders’ equity	$740,760	$628,601

Comprehensive income (loss)
Net loss for the period	$(9,089)	$(1,327)
Unrealized gain on investments change-net of tax	2,144	396
Foreign currency translation change	19,435	(14,090)

Comprehensive income (loss) for the period	$12,490	$(15,021)

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Consolidated Statements of Cash Flows
(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2010	2009

OPERATING ACTIVITIES
Net loss for the period	$(9,089)	$(1,327)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	8,134	11,622
Investments impairment	177	—
Stock-based compensation	395	167
Losses (gains) on asset disposals	58	(142)
Losses (gains) on restricted investments	(13)	195
Non-cash inventory adjustments	(2,707)	1,224
Future income tax expense (recovery)	(1,157)	(2,028)
Foreign exchange	4,993	(6,383)

Net change in non-cash working capital items
Trade and other receivables	(2,245)	(11,217)
Inventories	(2,935)	(10,518)
Prepaid expenses and other assets	442	(189)
Accounts payable and accrued liabilities	4,818	(11,427)
Post-employment benefits	(53)	(79)
Reclamation and remediation obligations	(461)	(118)
Deferred revenue	—	215

Net cash provided by (used in) operating activities	357	(30,005)

INVESTING ACTIVITIES
Decrease (increase) in notes receivable	(46)	57
Proceeds from sale of investments	198	3,222
Expenditures on property, plant and equipment	(7,324)	(10,372)
Proceeds on sale of property, plant and equipment	—	6
Decrease (increase) in restricted cash and investments	318	(892)

Net cash used in investing activities	(6,854)	(7,979)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(320)	496
Issuance of common shares for:
New share issues	—	36,927

Net cash provided by financing activities	(320)	37,423

Decrease in cash and cash equivalents	(6,817)	(561)
Foreign exchange effect on cash and cash equivalents	33	(140)
Cash and cash equivalents, beginning of period	19,804	3,206

Cash and cash equivalents, end of period	$13,020	$2,505

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
Notes to the Consolidated Financial Statements
(Unaudited — Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS
Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States, Mongolia and Zambia, some of which are operated through joint ventures and joint arrangements. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.
Denison Mines Inc. (“DMI”), a subsidiary of DMC, is the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These unaudited consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial statements.
Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009.
All material adjustments which, in the opinion of management, are necessary for fair presentation of the results of the interim periods have been reflected in these financial statements. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.
These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009, except for the changes noted under the “New Accounting Standards Adopted” section below.

Significant Mining Interests
The following table sets forth the Company’s ownership of its significant mining interests that have projects at the development stage within them as at March 31, 2010:

		Ownership
	Location	Interest

Through majority owned subsidiaries
Arizona Strip	USA	100.00%
Henry Mountains	USA	100.00%
Colorado Plateau	USA	100.00%
Gurvan Saihan Joint Venture	Mongolia	70.00%
Mutanga	Zambia	100.00%

As interests in unincorporated joint ventures, or jointly controlled assets
McClean Lake	Canada	22.50%
Midwest	Canada	25.17%
New Accounting Standards Adopted
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2010:
a)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

Comparative Numbers
Certain classifications of the comparative figures have been changed to conform to those used in the current period.

3.	TRADE AND OTHER RECEIVABLES
The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Trade receivables — mineral concentrate sales	$9,435	$9,422
Trade receivables — other	4,156	2,114
Trade and other receivables in joint ventures	892	928
GST and VAT receivables	1,184	1,127
Sundry receivables	591	182
Notes receivable	43	—

	$16,301	$13,773

4.	INVENTORIES
The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Uranium concentrates and work-in-progress (1)	$22,373	$19,921
Vanadium concentrates and work-in-progress (2)	510	442
Inventory of ore in stockpiles	30,278	28,366
Mine and mill supplies	5,773	5,017

	$58,934	$53,746

Inventories — by duration:
Current	$57,218	$52,216
Long-term — ore in stockpiles	1,716	1,530

	$58,934	$53,746

(1)	The uranium concentrates and work-in-progress inventory is presented net of a provision of $5,448,000 as at March 31, 2010 and $5,910,000 as at December 31, 2009.

(2)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $5,144,000 as at March 31, 2010 and $7,302,000 as at December 31, 2009.
Operating expenses include write-downs (recoveries) of ($2,752,000) and $1,224,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the three months ended March 2010 and March 2009, respectively.
Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.
5.	INVESTMENTS
The investments balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Investments
Available for sale securities at fair value	$13,023	$10,605

	$13,023	$10,605

Investment Sales
During the three months ended March 2010, the Company sold equity interests in one public company for cash consideration of $198,000. The resulting gain of $122,000 has been included in “other income, net” in the statement of operations (see Note 19).
Investment Impairments
During the three months ended March 2010, the Company has taken impairment charges of $177,000 on its investments. The resulting loss has been included in “other income, net” in the statement of operations (see Note 19).
6.	RESTRICTED CASH AND INVESTMENTS
The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31,	At December 31,
(in thousands)	2010	2009

Cash	$58	$23
Cash equivalents	4,638	3,066
Investments	16,716	18,567

	$21,412	$21,656

Restricted cash and investments — by item:
U.S. mill and mine reclamation	$19,738	$19,564
Elliot Lake reclamation trust fund	1,674	2,092

	$21,412	$21,656

U.S. Mill and Mine Reclamation
The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties. During the three months ended March 2010, the Company has not deposited any additional monies into its collateral account.
Elliot Lake Reclamation Trust Fund
During the three months ended March 2010, pursuant to its Reclamation Funding Agreement with the Governments of Canada and Ontario, the Company has not deposited any additional monies into the Elliot Lake Reclamation Trust Fund and has withdrew $480,000 (CDN$499,000).

7.	PROPERTY, PLANT AND EQUIPMENT
The property, plant and equipment balance consists of:

	At March 31,	At December 31,
(in thousands)	2010	2009

Plant and equipment:
Cost	$180,011	$172,675
Construction-in-progress	12,106	11,861
Accumulated depreciation	(31,290)	(27,916)

	$160,827	$156,621

Mineral properties:
Cost	$703,213	$686,457
Impairment	(103,441)	(103,441)
Accumulated amortization	(54,305)	(48,598)

	$545,467	$534,418

Net book value	$706,294	$691,039

A continuity summary of property, plant and equipment is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Property, plant and equipment — net book value:
Beginning of period	$691,039
Additions	8,322
Depreciation and amortization	(7,151)
Write-down	(180)
Foreign exchange	14,264

End of period	$706,294

Plant and Equipment — Mining
During 2010, the Company increased the write-down associated with the planned disposal of certain of its mining equipment at its McClean Lake mining operation by $180,000. The net book value of the equipment, prior to the write-down, is $1,946,000. The write-down has been included in net other income (expense) in the statement of operations.
Mineral Properties
The Company has various interests in development and exploration projects located in Canada, the U.S., Mongolia and Zambia which are held directly or through option or joint venture agreements. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.
Canada
In 2006, the Company entered into an option agreement to earn up to a 75% interest in the Park Creek project. The Company is required to incur exploration expenditures of CDN$2,800,000 over three years to earn an initial 49% interest and a further CDN$3,000,000 over two years to earn an additional 26% interest. As at March 31, 2010, the Company has incurred a total of CDN$4,161,000 towards the option and has earned a 49% ownership interest in the project under the phase-in-ownership provisions of the agreement.

8.	INTANGIBLES
The intangibles balance consists of:

	At March 31,	At December 31,
(in thousands)	2010	2009

Cost
UPC management services agreement	$7,285	$7,041
Urizon technology licenses	750	750

	$8,035	$7,791

Impairment
Urizon technology licenses	(359)	(359)

	$(359)	$(359)

Accumulated amortization
UPC management services agreement	(2,914)	(2,605)
Urizon technology licenses	(391)	(391)

	$(3,305)	$(2,996)

Net book value	$4,371	$4,436

A continuity summary of intangibles is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Intangibles — net book value:
Beginning of period	$4,436
Amortization	(213)
Foreign exchange	148

Net book value, end of period	$4,371

9.	GOODWILL
The goodwill balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Goodwill, allocation by business unit:
Canada mining segment	$52,792	$51,028
A continuity summary of goodwill is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Goodwill:
Beginning of period	$51,028
Foreign exchange	1,764

End of period	$52,792

10.	POST-EMPLOYMENT BENEFITS
The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Accrued benefit obligation	$3,755	$3,594
Unamortized experience gain	212	212

	$3,967	$3,806

Post-employment benefits — by duration:
Current	394	380
Non-current	3,573	3,426

	$3,967	$3,806

A continuity summary of the post-employment benefits is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Post-employment benefits:
Beginning of period	$3,806
Benefits paid	(53)
Interest cost	88
Amortization of experience gain	(7)
Foreign exchange	133

End of period	$3,967

11.	RECLAMATION AND REMEDIATION OBLIGATIONS
The reclamation and remediation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Reclamation obligations — by location:
U.S Mill and Mines	$8,767	$8,609
Elliot Lake	8,115	8,155
McClean and Midwest Joint Ventures	1,202	1,142

	$18,084	$17,906

Reclamation obligations — by duration:
Current	778	752
Non-current	17,306	17,154

	$18,084	$17,906

A continuity summary of reclamation and remediation obligations is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Reclamation and remediation obligations:
Beginning of period	$17,906
Accretion	326
Expenditures incurred	(461)
Foreign exchange	313

End of period	$18,084

12.	DEBT OBLIGATIONS
The debt obligations balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Revolving line of credit	$—	$—
Notes payable and other financing	767	1,064

	$767	$1,064

Debt obligations, by duration:
Current	581	869
Non-current	186	195

	$767	$1,064

Revolving Line of Credit
The Company has in place a $60,000,000 revolving term credit facility (the “facility”) with the Bank of Nova Scotia. The maturity date of the facility is June 30, 2011.
As at March 31, 2010, the Company has no outstanding borrowings under the facility (December 31, 2009 — $Nil). At March 31, 2010, approximately $9,547,000 of the facility is being utilized as collateral for certain letters of credit and is not available to draw upon (December 31, 2009 - $9,228,000). During the three months ending March 31, 2010, the Company has not incurred any interest under the facility.
The Company has deferred $1,230,000 (CDN$1,250,000) of incremental costs associated with the set-up and subsequent amendment of the facility. These costs are being amortized over the three year term of the facility. The unamortized portion of the asset is included in “prepaid expenses and other” on the consolidated balance sheet.

13.	OTHER LONG-TERM LIABILITIES
The other long-term liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2010	2009

Unamortized fair value of sales contracts	$323	$313
Unamortized fair value of toll milling contracts	984	951
Other	100	100

	$1,407	$1,364

Other long-term liabilities — by duration:
Current	323	313
Non-current	1,084	1,051

	$1,407	$1,364

Unamortized fair values of sales contracts are amortized to revenue as deliveries under the applicable contracts are made.
14.	SHARE CAPITAL
Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Dollar
(in thousands except share amounts)	Shares	Amount

Balance at December 31, 2009	339,720,415	$849,488

Renunciation of flow-through share liability	—	(353)

	—	(353)

Balance at March 31, 2010	339,720,415	$849,135

Flow-Through Share Issues
The Company finances a portion of its exploration programs through the use of flow-through share issuances. Income tax deductions relating to these expenditures are claimable by the investors and not by the Company.
As at March 31, 2010, the Company has fully met its CDN$1,471,500 June 2009 flow-through share obligation. The Company renounced the tax benefit of the issue to its subscriber in February 2010.

15.	SHARE PURCHASE WARRANTS
A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

	Number of	Fair Value
	Common Shares	Dollar
(in thousands except share amounts)	Issuable	Amount

Balance at December 31, 2009 and March 31, 2010	6,408,000	$5,830

Share purchase warrants, by series:
March 2006 series (2)	6,408,000	5,830

	6,408,000	$5,830

(1)
The March 2006 series has an effective exercise price of CDN$10.42 per issuable share (CDN$30.00 per warrant adjusted for the 2.88 exchange ratio associated with the Denison and IUC merger) and expires on March 1, 2011.

16.	CONTRIBUTED SURPLUS
A continuity summary of contributed surplus is presented below:

Three Months
Ended
(in thousands)	March 31, 2010

Contributed surplus:
Beginning of period	$39,922
Stock-based compensation expense (note 17)	395

End of period	$40,317

17.	STOCK OPTIONS
The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. As at March 31, 2010, an aggregate of 12,185,526 options have been granted (less cancellations) since the Plan’s inception in 1997.
Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, the term of stock options granted under the Plan ranges from three to five years and vesting occurs over a three year period.
A continuity summary of the stock options of the Company granted under the Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CDN $)

Stock options outstanding — beginning of period	8,084,990	$2.97
Granted	32,000	1.41
Exercised	—	—
Cancellations	(1,310,850)	2.62

Stock options outstanding — end of period	6,806,140	$3.03

Stock options exercisable — end of period	3,891,973	$3.54

A summary of the Company’s stock options outstanding at March 31, 2010 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CDN$)	(Years)	Shares	(CDN $)

Stock options outstanding
$1.37 to $4.99	4.15	5,411,675	$2.06
$5.00 to $9.99	4.68	1,107,639	5.71
$10.00 to $15.30	0.41	286,826	11.09

Stock options outstanding — end of period	4.08	6,806,140	$3.03

Options outstanding at March 31, 2010 expire between April 2010 and October 2016.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model for the period:

Three Months
Ended
March 31, 2010

Risk-free interest rate	2.49%
Expected stock price volatility	87.4%
Expected life	3.8 years
Expected forfeitures	—
Expected dividend yield	—
Fair value per share under options granted	CDN$0.88
Stock-based compensation would be allocated as follows in the statement of operations:

	Three Months Ended
	March 31	March 31
(in thousands)	2010	2009

Operating expenses	$168	$112
Mineral property exploration	41	4
General and administrative	186	51

	$395	$167

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At March 31, 2010, the Company had an additional $3,049,000 in stock-based compensation expense to be recognized periodically to September 2012.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A continuity summary of accumulated other comprehensive income (loss) (“AOCI”) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2010	2009

AOCI — beginning of period	$75,482	$(4,709)

Cumulative foreign currency translation gain (loss)
Beginning of period	$71,898	$(4,925)
Change in foreign currency translation	19,435	(14,090)

End of period	91,333	(19,015)

Unrealized gains (losses) on investments
Beginning of period	3,584	216
Net unrealized gains (losses), net of tax (1)	2,144	396

End of period	5,728	612

AOCI — end of period	$97,061	$(18,403)

(1)
Unrealized gains (losses) on investments deemed available-for-sale are included in other comprehensive income (loss) until realized. When the investment is disposed of or incurs a decline in value that is other than temporary, the gain (loss) is realized and reclassified to the income statement. During the three months ended March 2010, approximately $122,000 of gains from investment disposals and $177,000 of other than temporary losses were recognized and reclassified to the income statement within “Other income (expense)”. During the three months ending March 2009, approximately $136,000 of gains from investment disposals and $nil of other than temporary losses were recognized and reclassified to the income statement within “Other income (expense)”.

19.	SUPPLEMENTAL FINANCIAL INFORMATION
The elements of operating expenses in the statement of operations are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2010	2009

Cost of goods sold — mineral concentrates	$18,428	$21,008
Mining and development	8,938	14,670
Less: absorption to stockpiles, mineral properties	(8,782)	(14,060)
Mineral property amortization and stockpile depletion	7,010	17,692
Milling and conversion	12,047	15,905
Less: absorption to concentrates	(17,577)	(33,213)
Reclamation — accretion, adjustments	386	371
Post-employment — accretion, adjustments	80	51
Selling expenses	359	215
Cost of services	3,631	1,533
Inventory — non-cash adjustments	(2,707)	1,197

Operating expenses	$21,813	$25,369

The elements of other income (expense) in the statement of operations are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2010	2009

Interest income	$194	$197
Interest expense	(6)	(694)
Gains (losses) on:
Foreign exchange	(4,993)	6,383
Land, plant and equipment	(180)	6
Investment disposals	122	136
Investment other than temporary losses	(177)	—
Restricted cash and investments — fair value change	13	(195)
Other	188	(206)

Other income (expense)	$(4,839)	$5,627

20.	SEGMENTED INFORMATION
Business Segments
The Company operates in two primary segments — the mining segment and the services and other segment. The mining segment, which has been further subdivided by major geographic regions, includes activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The services and other segment includes the results of the Company’s environmental services business, management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments.

For the three months ended March 31, 2010, business segment results were as follows:

		U.S.A	Africa	Asia
(in thousands)	Canada Mining	Mining	Mining	Mining	Services and Other	Total

Statement of Operations:
Revenues	3,186	13,803	—	—	4,986	21,975

Expenses
Operating expenses	5,609	12,574	—	—	3,630	21,813
Sales royalties and capital taxes	221	—	—	—	13	234
Mineral property exploration	1,404	3	—	278	—	1,685
General and administrative	—	897	249	211	1,898	3,255
Stock option expense	—	—	—	—	395	395

	7,234	13,474	249	489	5,936	27,382

Income (loss) from operations	(4,048)	329	(249)	(489)	(950)	(5,407)

Revenues — supplemental:
Uranium concentrates	3,186	11,823	—	—	—	15,009
Vanadium concentrates	—	1,917	—	—	—	1,917
Environmental services	—	—	—	—	3,684	3,684
Management fees and commissions	—	—	—	—	1,302	1,302
Alternate feed processing and other	—	63	—	—	—	63

	3,186	13,803	—	—	4,986	21,975

Capital additions:
Property, plant and equipment	402	7,432	322	153	13	8,322

Long-lived assets:
Plant and equipment
Cost	101,916	85,780	969	523	2,929	192,117
Accumulated depreciation	(6,134)	(22,786)	(421)	(313)	(1,636)	(31,290)
Mineral properties	328,469	82,206	126,597	8,195	—	545,467
Intangibles	—	—	—	—	4,371	4,371
Goodwill	52,792	—	—	—	—	52,792

	477,043	145,200	127,145	8,405	5,664	763,457

For the three months ended March 31, 2009, business segment results were as follows:

			Africa	Asia
(in thousands)	Canada Mining	U.S.A Mining	Mining	Mining	Services and Other	Total

Statement of Operations:
Revenues	5,481	14,878	—	—	1,639	21,998

Expenses Operating expenses	6,087	17,749	—	—	1,533	25,369
Sales royalties and capital taxes	347	—	—	—	6	353
Mineral property exploration	1,856	4	—	217	—	2,077
General and administrative	4	1,087	333	272	2,626	4,322
Stock option expense	—	—	—	—	167	167

	8,294	18,840	333	489	4,332	32,288

Loss from operations	(2,813)	(3,962)	(333)	(489)	(2,693)	(10,290)

Revenues — supplemental:
Uranium concentrates	5,481	14,857	—	—	—	20,338
Environmental services	—	—	—	—	1,344	1,344
Management fees and commissions	—	—	—	—	295	295
Alternate feed processing and other	—	21	—	—	—	21

	5,481	14,878	—	—	1,639	21,998

Capital additions:
Property, plant and equipment	1,694	8,834	947	284	6	11,765

Long-lived assets:
Plant and equipment
Cost	80,465	72,224	1,044	523	2,383	156,639
Accumulated depreciation	(4,003)	(14,435)	(409)	(209)	(1,206)	(20,262)
Mineral properties	277,368	64,994	224,389	6,916	—	573,667
Intangibles	—	406	—	—	4,224	4,630
Goodwill	61,068	—	—	—	—	61,068

	414,898	123,189	225,024	7,230	5,401	775,742

Revenue Concentration
The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. In the three months ended March 2010, two customers from the mining segment and one customer from the services and other segment accounted for approximately 80% of total revenues. For the comparative three month period ended March 2009, two customers from the mining segment accounted for approximately 93% of total revenues.
21.	RELATED PARTY TRANSACTIONS
Uranium Participation Corporation
The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2010	2009

Revenue:
Management fees	$340	$295
Commission and transaction fees	962	—

	$1,302	$295

At March 31, 2010, accounts receivable includes $149,000 due from UPC with respect to the fees and transactions indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital at the time of acquisition. Pursuant to a strategic relationship agreement, one representative from KEPCO has been appointed to Denison’s board of directors as of the date hereof.
Other
During the three months ended March 2010, the Company has incurred management and administrative service fees of $21,000 (three months ended March 2009: $15,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services. At March 31, 2010, an amount of $nil was due to this company.
22.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS
Capital Management
The Company’s capital includes cash and shareholders’ equity. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.
Fair Values of Financial Instruments
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.
(a) Credit Risk
Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure. The Company trades only with recognized, credit worthy third parties.
The maximum exposure to credit risk at the reporting date is as follows:

At March 31
(in thousands)	2010

Cash and cash equivalents	$13,020
Trade and other receivables	16,301
Investments	13,023
Restricted cash and investments	21,412

$63,756

(b) Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
The maturities of the Company’s financial liabilities are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$14,498	$—
Debt obligations (Note 12)	581	186

	$15,079	$186

(c) Currency Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company.
Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets.
The sensitivity of the Company’s operations and other comprehensive income due to changes in the exchange rate between the Canadian dollar and its Zambian kwacha functional currencies and its United States dollar reporting currency as at March 31, 2010 is summarized below:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Canadian dollar
10% increase in value	$(14,800)	$57,285
10% decrease in value	$14,800	$(57,285)
Zambian kwacha
10% increase in value	$(2,867)	$(2,867)
10% decrease in value	$2,867	$2,867

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(d) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e) Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.
The sensitivity analysis below has been determined based on the exposure to equity price risk at March 31, 2010:

		Change in
	Change in	Comprehensive
(in thousands)	Net Income (1)	Net Income (1)

Equity price risk
10% increase in equity prices	$—	$1,302
10% decrease in equity prices	$—	$(1,302)

(1)	In the above table, positive (negative) values represent increases (decreases) in net income and comprehensive net income respectively.
(f) Fair Value Estimation
The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2010:

				Fair
(in thousands)	Level 1	Level 2	Level 3	Value

Financial assets at fair value:
Investments-available for sale securities (1)	$13,021	$2	$—	$13,023
Restricted investments (2)	16,716	—	—	16,716

(1)	Classification designated as “available-for-sale”.

(2)	Classification designated as “held-to-trading”. See note 6 for amount of restricted investments within restricted cash and investments asset amount.
The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted marked price used to value financial assets held by the Company is the current bid price.
The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.
The fair values of the Company’s restricted cash and investments approximate carrying values.
The fair value of the Company’s debt obligations approximate their carrying value because over 67% of the total obligation is new debt issued within the past four months.
23.	INCOME TAXES
For the three months ended March 31, 2010, the Company has recognized future tax recoveries of $1,157,000. The future tax recovery includes the recognition of previously unrecognized Canadian tax assets of $695,000.

24.	COMMITMENTS AND CONTINGENCIES
General Legal Matters
The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.
Third Party Indemnities
The Company has agreed to indemnify Calfrac Well Services against certain specified future liabilities it may incur related to the assets or liabilities assumed by Calfrac on March 8, 2004.